UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 13

DESIGNER BRANDS INC.

(Name of Issuer)

Class A Common Shares, without par value

(Title of Class of Securities)

250565108

(CUSIP Number)

Tod Friedman, Esq.

Schottenstein Stores Corporation

4300 E. Fifth Avenue

Columbus, Ohio 43219

614-449-4329

With a copy to:

Robert J. Tannous, Esq.

Porter, Wright, Morris & Arthur LLP

41 South High Street

Columbus, OH 43215

614-227-1953

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240-13d-1(e), (f) or (g), check the following box  ☐

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CUSIP No. 250565108

1.	Names of reporting persons: Jay L. Schottenstein
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds: N/A
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 12,030,721
	8.	Shared voting power: 2,124,311
	9.	Sole dispositive power: 10,770,285
	10.	Shared dispositive power: 2,124,311

11.	Aggregate amount beneficially owned by each reporting person: 14,155,032
12.	Check box if the aggregate amount in row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in row (11): 19.3%
14.	Type of reporting person: IN

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CUSIP No. 250565108

Introductory Note:

This Amendment No. 13 to Schedule 13D amends and restates in its entirety that certain Schedule 13D filed on December 28, 2007, as amended from time to time, by Jay L. Schottenstein, with respect to the Class A Common Shares, without par value (the “Class A Common Shares”), of Designer Brands Inc., an Ohio corporation (the “Company”).

ITEM 1. Security and Issuer

This Amendment No. 13 to Schedule 13D is filed with respect to the Class A Common Shares, but also relates to the Class B Common Shares without par value (the “Class B Common Shares”), of the Company that may be converted on a one-for-one basis into Class A Common Shares at any time. The Company’s principal executive offices are located at 810 DSW Drive, Columbus, Ohio 43219.

ITEM 2. Identity and Background

(a)	Jay L. Schottenstein (“Mr. Schottenstein”)

(b)	4300 E. Fifth Ave., Columbus, Ohio 43219

(c)

Mr. Schottenstein’s principal occupation is Chairman of the Board and Chief Executive Officer of American Eagle Outfitters, Inc., Executive Chairman of Designer Brands Inc. and Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation. Mr. Schottenstein’s address is 4300 E. Fifth Ave., Columbus, Ohio 43219.

(d)	During the last five years, Mr. Schottenstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Schottenstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Schottenstein is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration

See Item 4.

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CUSIP No. 250565108

ITEM 4. Purpose of Transaction

In July 2017, Jay L. Schottenstein, Schottenstein RVI, LLC and Schottenstein SEI, LLC (collectively the “Schottenstein Participants”) entered into an agreement with Ann S. Deshe, Susan S. Diamond, certain of their spouses, lineal descendants, and affiliates (collectively, the “Deshe/Diamond Affiliates”) whereby the Schottenstein Participants exchanged one Class A Common Share of the Company held by them for each Class B Common Share of the Company held by the Deshe/Diamond Affiliates, so that, as a result of this one-for-one exchange, all of the Deshe/Diamond Affiliates’ Class B Common Shares of the Company were exchanged for an equal number of the Schottenstein Participants’ Class A Common Shares of the Company. Pursuant to the agreement, Jay L. Schottenstein was granted an irrevocable proxy with sole power to vote the Class A Common Shares of the Company acquired by the Deshe/Diamond Affiliates.

The Schottenstein Participants, along with other entities and trusts associated with Jay Schottenstein, are hereafter collectively referred to as the “Schottenstein Parties.” On October 1, 2021, a Schottenstein Party entered into a purchase plan with Raymond James & Associates, Inc., acting as agent (“Raymond James”), which plan is designed to comply with the requirements of Rules 10b5-1(c)(1) and 10b-18 promulgated under the Securities Exchange Act of 1934, as amended (such plan, the “Purchase Plan”). The description of the Purchase Plan set forth in Item 6 below is incorporated herein by reference in its entirety. The transactions contemplated by the Purchase Plan may result in the acquisition of Class A Common Shares by the Schottenstein Parties.

Mr. Schottenstein evaluates each of his investments, including the Company and the Class A Common Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation Mr. Schottenstein may, from time to time, acquire additional Class A Common Shares, continue to own Class A Common Shares or dispose of Class A Common Shares at any time, in the open market or otherwise, and may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. Mr. Schottenstein reserves the right, based on all relevant factors and circumstances, to change his investment intent with respect to the Company and the Class A Common Shares at any time in the future, and to change his intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to his future course of action, Mr. Schottenstein will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to Mr. Schottenstein, any contractual obligations to which Mr. Schottenstein is now or may in the future become subject, including in respect of the financing of his ownership of the Class A Common Shares or otherwise relating to his investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Class A Common Shares and other investment alternatives. From time to time Mr. Schottenstein may enter into discussions with the Company and/or third parties, concerning his

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CUSIP No. 250565108

holdings of the Class A Common Shares and possible future extraordinary transactions involving Mr. Schottenstein and the Company and such third persons. There can be no assurance as to whether Mr. Schottenstein will take any action with respect to his ownership of the Class A Common Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Class A Common Shares of the Company, nor as to the outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or Mr. Schottenstein, the terms of any transaction, or the timing or certainty of any transaction.

ITEM 5. Interest in Securities of the Issuer

The information set forth and incorporated by reference in Items 3 and 4 is incorporated by reference herein.

(a)	Mr. Schottenstein may be deemed the beneficial owner of 14,155,032 Class A Common Shares in the aggregate, representing 19.3% of the outstanding Class A Common Shares. The number consists of:

(i)	689,453 Class A Common Shares held by The Jay Schottenstein Revocable Trust-2009 for which Mr. Schottenstein serves as co-trustee and is therefore deemed to beneficially own such shares;

(ii)	63,754 Class A Common Shares held by the Lori Schottenstein 1984 Subchapter S Trust for which Mr. Schottenstein serves as co-trustee and is therefore deemed to beneficially own such shares;

(iii)	56,814 Class A Common Shares held by the Saul Schottenstein Subchapter S Trust No. 4 for which Mr. Schottenstein serves as trustee and is therefore deemed to beneficially own such shares;

(iv)	531,643 Class A Common Shares that Mr. Schottenstein has a right to purchase within 60 days of September 16, 2021;

(v)	26,100 Class A Common Shares held by the Jerome Schottenstein Fund A Revocable Trust of which Mr. Schottenstein acts as co-trustee and is therefore deemed to beneficially own such shares;

(vi)	236,528 Class A Common Shares held by Schottenstein SEI LLC (SSEI). (Mr. Schottenstein is manager of SSEI);

(vii)	1,273,099 Class A Common Shares held by Schottenstein Realty LLC (Schottenstein Realty);

(viii)	629,524 Class A Common Shares held by Schottenstein RVI, LLC (Schottenstein RVI) (Mr. Schottenstein is manager of Schottenstein RVI);

(ix)	1,260,436 Class A Common Shares held by the Deshe/Diamond Affiliates as to which Mr. Schottenstein has the sole power to vote; and

(x)

1,667,527 Class A Common Shares held by Jubilee Limited Partnership of which Mr. Schottenstein acts as trustee of trusts that hold the shares of the general partner of Jubilee Limited Partners and has sole power to vote dispose of such shares. Included in the aggregate number of Class A Common Shares that Mr. Schottenstein beneficially owns are the following Class B Common Shares that may be converted into Class A Common Shares on a one-for-one basis at any time:

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CUSIP No. 250565108

(xi)	71,905 Class B Common Shares held by the Jay Schottenstein Revocable Trust-2009;

(xii)	349,656 Class B Common Shares held by SSEI; and

(xiii)	7,298,593 Class B Common Shares held by Schottenstein RVI.

(b)

Mr. Schottenstein has sole power to vote 4,382,472 Class A Common Shares and sole power to vote 7,648,249 Class B Common Shares. Mr. Schottenstein shares the power to vote and dispose of 2,052,406 Class A Common Shares and 71,905 Class B Common Shares. Mr. Schottenstein has the sole power to dispose of 3,122,036 Class A Common Shares and 7,648,249 Class B Common Shares as follows:

Mr. Schottenstein has sole power to vote and dispose of 56,814 Class A Common Shares held by the Saul Schottenstein Subchapter Trust No. 4 and 531,643 Class A Common Shares that Mr. Schottenstein has a right to purchase within 60 days of September 16, 202.

Mr. Schottenstein is the manager of SSEI and has sole power to vote and dispose of 236,528 Class A Common Shares and 349,656 Class B Common Shares beneficially owned by SSEI.

Mr. Schottenstein is the manager of Schottenstein RVI and has sole power to vote and dispose of 629,524 Class A Common Shares and 7,298,593 Class B Common Shares beneficially owned by Schottenstein RVI.

Mr. Schottenstein acts as co-trustee of the Jerome Schottenstein Fund A Revocable Trust and has shared power to vote and dispose of 26,100 Class A Common Shares beneficially owned by the Jerome Schottenstein Fund A Revocable Trust. Mr. Schottenstein also acts as co-trustee of the Lori Schottenstein 1984 Subchapter S Trust and has shared power to vote and dispose of 63,754 Class A Common Shares beneficially owned by the Lori Schottenstein 1984 Subchapter S Trust. Mr. Schottenstein also acts as co-trustee of The Jay Schottenstein Revocable Trust 2009 and has shared power to vote and dispose of 689,453 Class A Common Shares and 71,905 Class B Common Shares beneficially owned by The Jay Schottenstein Revocable Trust 2009.

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CUSIP No. 250565108

Mr. Schottenstein, through various family trusts, is a member of Schottenstein Realty and is also a director, Chairman and Chief Executive officer and as such has shared power to vote and dispose of the 1,273,099 Class A Common Shares beneficially owned by Schottenstein Realty.

Mr. Schottenstein has the sole power to vote 1,260,436 Class A Common Shares held by the Deshe/Diamond Affiliates.

Mr. Schottenstein, as trustee of various family trusts, controls the general partner of Jubilee Limited Partnership and as such has sole power to vote and dispose of the 1,667,527 Class A Common Shares beneficially owned by Jubilee Limited Partnership.

(c)	Transactions effected by Jubilee Limited Partnership during the past 60 days:

Transaction Date	Shares Purchased	Price Per Share
9/15/21	178,594	$	12.6195	*
9/16/21	600,000	$	12.7669	*
9/17/21	800,000	$	12.8333	*
9/20/21	88,933	$	12.9972	*

*	Price per share represents a weighted average of the purchase price.

(d)	Another’s right to receive dividends: N/A

(e)	Date ceased to be a 5% owner: N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7.

Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Jay L. Schottenstein and any person or entity.

Pursuant to the Purchase Plan, Raymond James may purchase for the account of the Schottenstein Parties up to 3,000,000 Class A Common Shares. The Purchase Plan provides that all purchases under the Purchase Plan will be made in the discretion of Raymond James, subject to terms, conditions and restrictions set forth in the Purchase Plan. Purchases pursuant to the Purchase Plan may begin as early as October 18, 2021 and may continue until March 15, 2022 or until all of the Class A Common Shares to be purchased under the Purchase Plan have been

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CUSIP No. 250565108

purchased or the Purchase Plan is otherwise terminated. The Purchase Plan is subject to restrictions with respect to the price at which Raymond James is authorized to purchase Class A Common Shares and, as a result, it is possible that fewer than the authorized number of Class A Common Shares, or no Class A Common Shares, may be purchased pursuant to the Purchase Plan prior to its expiration.

ITEM 7. Material to Be Filed as Exhibits

None.

(Balance of page intentionally left blank.)

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CUSIP No. 250565108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 1, 2021	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein